Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 30, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on August 27, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated August 27, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

August 30, 2007	Name:	Wan Feng
	Title:	Vice President and Executive Director Acting Chief Executive Officer

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company” or “China Life”)

(Stock Code: 2628)

Announcement of Interim Results for the Six

Months Ended 30 June 2007

CHAIRMAN’S STATEMENT

In the first half of 2007, the Company significantly enhanced its execution capabilities, captured opportunities arising from the markets and the listing of its A Shares, and actively responded to new challenges, thereby seeking to make itself an enterprise characterized by “learning and innovative”, “optimizing resources” and “growing with added value” by making use of the opportunities brought about by the promulgation of State Council’s “Some opinions on the reform and development of the insurance industry.” The Company aims at developing the China Life group as a top international financial insurance group, with an objective of developing the Company into a first class international life insurance company with strong capitalization, advanced corporate governance, well-established management system, stringent internal control, leading technologies, first-class team, quality services, outstanding brands and harmonious and balanced mode of development. The Company maintained a steady growth in its business and achieved a significant increase in its investment income. Our three major sales channels remained stable while pursuing balanced growth in the urban and rural markets. China Life also further optimized its business structure and service quality, devoted significant efforts to serving our harmonious society, and actively explored rural insurance business to further expand its coverage in rural insurance market. With further enhancements in capital, business income, assets quality, profitability, management effectiveness and corporate image, China Life significantly strengthened its overall advantages in the market. The Company is at its best development stage ever in its history.

China Life is a core member of the China Life group which ranked 192nd among “Fortune 500” announced by Fortune in 2007, and also ranked seventh in the “Top 100 China Listed Companies” announced by the magazine in July 2007. In the first half of 2007, the influence of the brand of “China Life” has continued to increase and its popularity in international market has further been boosted. It was not only named one of the “World’s Top 500 Brand” in 2007 jointly by the World Brand Organization and the US-China Economic Trade & Investment General Chamber of Commerce, but also won the “China’s Top 10 Valuable Brands” awarded by the World Brand Laboratory. In addition, China Life was awarded the great prize of the “Most Favourable Enterprise Brand of Consumers in China 2007” in the election of the “Most Favourable Enterprise Brand” of consumers in China in 2007 and was the only insurance enterprise brand that was granted award.

Commission File Number 001-31914

REVIEW OF THE FIRST HALF YEAR 2007

STEADY BUSINESS GROWTH, CONTINUOUS OPTIMIZATION OF BUSINESS STRUCTURE

For the six months ended 30 June 2007, total revenues of the Group (including the Company and its subsidiaries) were RMB101,429 million, an increase of 39.6% compared with the corresponding period of 2006. Among them, gross written premiums and policy fees reached RMB63,753 million, up 16.8% from the corresponding period of 2006.

According to the data released by the China Insurance Regulatory Commission, China Life continued to maintain its leading position in the life insurance market in China (for the purpose of this announcement, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), with a market share, based on PRC GAAP, of 46.86% in the first half of 2007, representing an increase of 1.59 percentage point from the year of 2006.

While steadily growing its business, China Life stepped up its efforts to adjust its business structure. For the six months ended 30 June 2007, the Company’s first-year regular gross written premiums amounted to RMB16,173 million, an increase of 23.9% from the corresponding period of 2006. First-year regular gross written premiums accounted for 93.3% of the first-year gross written premiums of long term traditional insurance contracts.

INCREASE IN INVESTMENT INCOME, IMPROVEMENT OF EARNING ABILITY

China Life is one of the largest institutional investors in China’s capital markets. As at 30 June 2007, the Group’s investment assets1 were RMB766,325 million, an increase of 28.8% from 30 June 2006, and an increase of 11.6% from the end of 2006.

More efforts were devoted by the Company to optimize its investment portfolio and improve asset allocation. During the first half of 2007, by capitalizing on favourable conditions in the PRC’s stock markets, the Company further increased the proportion of investment in equity assets, resulting in a substantial increase in investment income. The Company continued to seize strategic investment opportunities. It participated in the private placement of China Minsheng Banking Corp. Ltd. by contributing RMB5,448 million.

For the six months ended 30 June 2007, the Group’s net investment yield2 was 3.36%, an increase of 1.24 percentage points from the corresponding period of 2006. The total investment yield3 was 5.19%, an increase of 1.90 percentage points from the corresponding period of 2006.

In the first half of 2007, net profit attributable to shareholders of the Company was RMB23,289 million, an increase of 159.7% from the corresponding period of 2006. As at 30 June 2007, total shareholders’ equity of the Company was RMB167,493 million, up 19.9% from the end of 2006.

Commission File Number 001-31914

As at 30 June 2007, the Company’s solvency ratio was 4.40 times the minimum regulatory requirement. In the first half of 2007, our consolidated cost ratio was 15.3%, which basically maintained at a stable level as compared with the corresponding period of 2006.

1	Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, policy loans, securities purchased under agreements to resell and cash and cash equivalents.

2	The net investment yield = net investment income/((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period)/2)

3	The total investment yield = (net investment income + net realized gains on financial assets + net fair value gains on assets at fair value through income (held-for-trading))/((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period)/2)

STABLE SALES CHANNELS, ENHANCED SERVICE QUALITY

Currently, China Life has the most extensive distribution network in China’s insurance industry, comprising over 650,000 exclusive agents, 12,000 group insurance sales force, over 90,000 intermediary sale agencies, spreading over in commercial bank, postal savings, cooperative saving institutions and with over 20,000 customers managers as at 30 June 2007. Sales channel for individual insurances, which is a core sales channel of the Company, maintained a stable development. 97.5% of our exclusive agents now hold valid licenses, which is an increase of about 18 percentage points from the corresponding period in 2006, and an increase of 3.5 percentage points from the end of 2006. The Company continued to strive to integrate sales channel resources and share customer information. A special business department has been created to strengthen execution of an “integrated” sales strategy and consolidate sales resources. Our Tibetan branch was formally opened for business on 28 May 2007, which means that the sale agencies of the Company have spread to all provinces and autonomous regions of China.

During the first half of 2007, the Company initiated a series of customer service activities with the theme “Creation of Harmonious Life with China Life” across China. More than 25,000 activities were organized and with more than 55 million customers participated. Through these activities, the service standards were improved and the brand image of China Life was further enhanced. The Company has decided to make 16 June of every year as “China Life Customer Day”.

The Company improves the segmentation and professional management of customer services and upgrades the divergence management standard through the promotion of the “China Life 1+N” service brand and the strengthening of VIP customer service management. China Life is committed to further enhance its customer service quality through the establishment of a well-developed customer service system that is customer-centered and reflects the corporate culture of China Life.

During the first half of 2007, the Company paid a total amount of about RMB 40 billion of maturity benefits, with the number of payment cases amounting to over 2 million. This shows the strength and high service efficiency of the Company.

Commission File Number 001-31914

CORPORATE GOVERNANCE ENHANCED, RISK MANAGEMENT STRENGTHENED

During the first half of 2007 the Company seriously commenced activities for special projects relating to corporate governance and completed a self-review on corporate governance according to the requirements of the China Securities Regulatory Commission. The self-review report and reform program were approved by the board of directors on 12 June 2007 and subsequently made public after being successfully approved by regulatory authorities.

The Company has conducted compliance works in accordance with Sarbanes-Oxley Act Section 404 and other securities legislation in the United States throughout the Company since December 2004 which covered the Company, its subsidiary, China Life Insurance Asset Management Company Limited, and external actuary consultant. We have been through the two stages of project management and routinization of management. They continuously passed the test of management and defect rectification tests. During the first half of 2007, the Company completed a self assessment on internal control over financial reporting as at 31 December 2006 and confirmed such internal control was effective. The Company had also received from our registered independent auditors unqualified opinions on the above management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting as at 31 December 2006. During the first half of 2007, China Life formulated the “Guiding Opinions on Further Strengthening the Work of Internal Control” and released it for implementation. It further improved the establishment of its internal control system and stepped up its efforts in internal control, with a focus remaining on the compliance with Section 404. The Company will continue to strengthen its internal control system to ensure sustainable and healthy development of its business.

TAKING UP OF SOCIAL RESPONSIBILITIES, CARE FOR SHAREHOLDERS’ INTERESTS

As the largest life insurer in China, the Company is committed to conscientiously performing its corporate social responsibilities, and being actively involved in charity activities. During the first half of 2007, the Company continued to develop its policy-oriented business such as promoting the New Village Cooperative Medical Scheme, and introduced a new product of “China Life New Industrial Life Insurance” aiming at rural market to promote the rural insurance business and facilitate construction of new countryside for building a harmonious society.

On 16 June 2007, upon the contribution of RMB 50 million, the “China Life Charitable Fund” was officially established by the Company. The Fund donated RMB10 million, and launched, together with China Red Cross, a large-scale charity activity called the “Healthy New Village Project”. At the same time, the “China Life Program for Rural Medical Services and Poverty Assistance” was launched. The Company had also made donations to set up 18 “China Life Long March Primary Schools”. China Life strives to combine business benefits and social responsibilities, improve the interests of its shareholders, customers and staff, and maximize business income, corporate image and investment return for the Company through its active participation in social and charity activities.

In August 2007, the Company was awarded by organizations such as the Shanghai Securities News as the “Most Responsible Listed Company in China”.

Commission File Number 001-31914

As the sole financial enterprise of China that are currently listed in Shanghai, Hong Kong and New York, China Life has been committed to maximizing value for shareholders. In May 2007, the Company organized the first “Corporate Day” in Guangxi for global investors and analysts, which has increased the transparency of the Company, thereby allowing the investors and analysts to improve their understanding of the Company’s operation and boosting their confidence in the Company. In July 2007, the Company held a “Presentation on an Analysis of the Valuation of Life Insurers” in Beijing and introduced to more than 100 fund managers and analysts from 49 fund companies in China about the methods adopted internationally for analyzing and evaluating the valuation of life insurance companies and such activity achieved good results. Through these activities, the Company further strengthened its communications with investors.

DIVIDEND

Pursuant to the resolution passed at the meeting of the Board on 27 August 2007, the Company will not declare any interim dividend for the six months ended 30 June 2007.

OUTLOOK

In the second half of 2007, adjustments of China’s macro-economic policies, volatilities in the capital markets, intense competition in the life insurance market, and changes in the regulatory policy of the industry (including reform on pricing of life insurance products) may affect the future operation of the Company.

As a leading life insurance company in China and one of the largest institutional investors in China’s capital markets, the Company will pursue its great objective of making China Life Group as a top inter national financial insurance group. It will further implement its development strategies of “strengthening core businesses and appropriate diversification into related areas”, and develop traditional and participating products as its priority, suitably develop some new business such as unit-linked and universal insurance products, continue to emphasis on long term regular business, focus on optimizing its business structure, continue to emphasis on exclusive agents force, explore group insurance channel and bank insurance channel, continue to emphasis on combination of overall development strategy and local market competitive tactics, realize the fast, coordinated and continued business development of the Company. The Company will continue to leverage the advantages of having the largest client base and most extensive distribution channels and service networks in the country. While proactively adapting to the changing demands of clients, more effort will be devoted to business growth and improvement of business structure, with a view to maintaining a rapid pace of business development. China Life will further enhance its investment management capability to improve its profitability, as well as to strengthen its internal controls, risk management and staff building-up. We shall strive to develop the Company into a first class international life insurance company, to create better value for its shareholders.

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended 30 June 2007 and 2006, the Company’s gross written premiums and deposits were as follows:

	Unaudited For the six months ended 30 June
	2007	2006
	RMB million	RMB million
Individual Life Insurance
Gross written premiums	52,242	43,909
First-year gross written premiums	16,725	13,408
Single gross written premiums	624	390
First-year regular gross written premiums	16,101	13,018
Renewal gross written premiums	35,517	30,501
Deposits	47,969	46,053
First-year deposits	41,853	37,936
Single deposits	39,876	36,191
First-year regular deposits	1,977	1,745
Renewal deposits	6,116	8,117
Group life insurance
Gross written premiums	626	807
First-year gross written premiums	612	798
Single gross written premiums	540	759
First-year regular gross written premiums	72	39
Renewal gross written premiums	14	9
Deposits	15,735	14,946
First-year deposits	15,732	14,933
Single deposits	15,727	14,923
First-year regular deposits	5	10
Renewal deposits	3	13
Accident and health insurance
Gross written premiums	5,986	5,525
Short-term accident insurance
Gross written premiums	2,810	2,672
Short-term health insurance
Gross written premiums	3,176	2,853

Total gross written premiums	58,854	50,241

Total deposits	63,704	60,999

Commission File Number 001-31914

As at 30 June 2007 and 31 December 2006, the investment portfolio of the Group was as follows:

	Unaudited As at 30 June 2007	Audited As at 31 December 2006
	RMB million	RMB million
Debt securities	397,218	357,898
Held-to-maturity securities	186,486	176,559
Available-for-sale securities	196,238	176,868
At fair value through income (held-for-trading)	14,494	4,471

Equity securities	128,049	95,493
Available-for-sale securities	105,222	62,595
At fair value through income (held-for-trading)	22,827	32,898

Term deposits	172,126	175,476
Statutory deposits-restricted	5,473	5,353
Policy loans	3,678	2,371
Securities purchased under agreements to resell	2,047	—
Cash and cash equivalents	57,734	50,213

Total	766,325	686,804

SUMMARY

For the six months ended 30 June 2007, the Group’s total revenues were RMB101,429 million as compared with RMB72,665 million for the corresponding period in 2006, representing an increase of 39.6%. Net profit attributable to shareholders of the Company for the six months ended 30 June 2007 amounted to RMB23,289 million, as compared with RMB8,966 million for the corresponding period in 2006, representing an increase of 159.7%. The increase in our total revenues was mainly attributable to the increase in gross written premiums and policy fees, as well as the substantial increase in investment income.

For the six months ended 30 June 2007, the basic and diluted earnings per share was RMB0.82, which increased about RMB0.49 from RMB0.33 as compared to the corresponding period in 2006.

During the first half of 2007, the development of the Company’s business in urban and rural areas has resulted in further optimization of business structure. In order to meet the demands of changing markets, the Company strengthen its efforts in developing new products and upgrading existing products. The Company launched a new product “China Life New Industrial Life Insurance” in three pilot provinces for the rural market and has achieved satisfactory results. In the second half of this year, efforts will be devoted to expand the sales of this product to more areas.

On 12 June 2007, the Company convened the seventh meeting of the second session of the Board, where the resolution for the award of the third batch of stock appreciation rights was considered and approved in the meeting. At present, the stock appreciation rights scheme implemented by the Company is a motivation scheme targeting at the senior management officers and key employees based on the price of the Company’s H Shares. The stock appreciation rights do not involve any issue of new shares and have no dilution impact on shareholding structure of the Company.

Pursuant to paragraph 40(2) of Appendix 16 of Rules (the “Listing Rules”) Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”), apart from those disclosed in the interim report, the Company confirmed that the matters as referred to in paragraph 32 of Appendix 16 regarding the Company did not have material changes from those disclosed in our annual report for 2006.

SIX MONTHS ENDED 30 JUNE 2007 COMPARED WITH SIX MONTHS ENDED JUNE 2006

Total Revenues

For the six months ended 30 June 2007, gross written premiums and policy fees were RMB63,753 million, as compared with RMB54,580 million for the corresponding period in 2006, representing an increase of 16.8%. The increase was mainly attributable to the growth in individual life insurance business.

For the six months ended 30 June 2007, the Group’s net investment income was RMB24,071 million, as compared with RMB11,341 million for the corresponding period in 2006, representing an increase of 112.2%. Such increase was mainly attributable to the growth in total investment assets, equity weightings adjustments made to optimize the investment portfolio and the generally favourable performance of the A Share market in China during the first half of 2007.

For the six months ended 30 June 2007, net realised gains on financial assets were RMB2,262 million (six months ended 30 June 2006: net realised gains on financial assets RMB497 million). Net fair value gains on assets at fair value through income (held-for-trading) were RMB10,842 million (six months ended 30 June 2006: net fair value gains at fair value through income (held-for-trading) were RMB5,758 million). Such result was mainly attributable to the generally favorable performance of the A Share market in China during the first half of 2007.

Benefits, claims and expenses

For the six months ended 30 June 2007, the Group’s total benefits, claims and expenses were RMB76,918 million, as compared with RMB61,355 million for the corresponding period in 2006, which were increased by 25.4%. The increase was mainly attributable to the growth of our insurance business, payment arising from maturity of some products and increase of dividend payments to policyholders.

For the six months ended 30 June 2007, our consolidated cost ratio was 15.3%, which represents a stable result as compared with the corresponding period in 2006.

Income tax

For the six months ended 30 June 2007, the Group’s income tax expenses were RMB1,420 million (in the corresponding period of 2006: RMB2,299 million). The effective tax rate of the Group reduced from 20.3% in the first half of 2006 to 5.7% in the first half of 2007. The decline was mainly attributable to a reduction of the enterprise income tax rate applicable to the Group from 33% to 25%

with effect from 1 January 2008. Regarding the deferred tax assets or liabilities that were recognised on the date of promulgation of the new income tax law and expected to be settled after 1 January 2008, the Group made an adjustment to their book value using the applicable tax rate of 25%, resulting in a substantial reversal of deferred tax liabilities and a reduction of income tax expenses for the six months ended 30 June 2007.

Net profit

For the six months ended 30 June 2007, net profit attributable to shareholders of the Company was RMB23,289 million, as compared with RMB8,966 million in the corresponding period of 2006, which was increased by 159.7%. The increase in net profit attributable to shareholders of the Company was mainly attributable to substantial increase in investment return, business growth, the continuing optimization of the structure of insurance business, reduction of enterprise income tax rate, and strengthened cost management.

Liquidity and Capital Resources

Sources of Liquidity

The Company’s principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, investment income and financing. The primary risks over liquidity with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, the risks of default by debtors, as well as volatilities in interest rate and capital market and other risks. The Company will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from cash and our investment assets. As at 30 June 2007, the amount of cash and cash equivalents of the Group was RMB57,734 million (RMB50,213 million as at 31 December 2006). As at 30 June 2007, the amount of term deposits of the Group was RMB172,126 million (RMB175,476 million as at 31 December 2006).

Our investment portfolio may also provide us with a source of liquidity to meet unexpected cash outflows. As at 30 June 2007, the investments in debt securities (excluding held-to-maturity securities) had a fair value of RMB210,732 million (RMB181,339 million as at 31 December 2006). As at 30 June 2007, investment in equity securities had a fair value of RMB128,049 million (RMB95,493 million as at 31 December 2006).

Uses of Liquidity

The Company’s principal cash outflows primarily relate to the benefits and claims associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to the Company’s shareholders.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Commission File Number 001-31914

RESULTS OF THE GROUP

China Life is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2007:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	Unaudited	Unaudited
		For the six months ended 30 June
		2007	2006
		RMB million	RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts for the six months ended 30 June 2007: RMB63,308 million, for the six months ended 30 June 2006: RMB54,309 million)		63,753	54,580
Less: premiums ceded to reinsurers		(35)	(43)

Net written premiums and policy fees		63,718	54,537
Net change in unearned premium reserves		(301)	(289)

Net premiums earned and policy fees		63,417	54,248

Net investment income	1	24,071	11,341
Net realised gains on financial assets	2	2,262	497
Net fair value gains on assets at fair value through income (held-for-trading)	3	10,842	5,758
Other income		837	821

Total revenues		101,429	72,665

Commission File Number 001-31914

CONDENSED CONSOLIDATED INCOME STATEMENT (CONTINUED)

	Note	Unaudited	Unaudited
		For the six months ended 30 June
		2007	2006
		RMB million	RMB million
BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(8,504)	(4,120)
Accident and health claims and claim adjustment expenses		(2,988)	(3,193)
Increase in long-term traditional insurance contracts liabilities		(27,170)	(26,741)
Interest credited to long-term investment type insurance contracts		(3,530)	(3,073)
Interest credited to investment contracts		(650)	(592)
Increase in deferred income		(4,454)	(7,007)
Policyholder dividends resulting from participation in profits		(13,386)	(5,398)
Amortisation of deferred policy acquisition costs		(9,466)	(6,071)
Underwriting and policy acquisition costs		(1,468)	(1,265)
Administrative expenses		(4,550)	(3,542)
Other operating expenses		(648)	(263)
Statutory insurance fund		(104)	(90)

Total benefits, claims and expenses		(76,918)	(61,355)

Share of results of associates		321	—
Net profit before income tax expenses	4	24,832	11,310
Income tax expenses	5	(1,420)	(2,299)

Net profit		23,412	9,011

Attributable to:
– shareholders of the Company		23,289	8,966
– minority interest		123	45

Basic and diluted earnings per share	6	RMB 0.82	RMB 0.33

Dividends approved and declared during the period	7	3,957	1,338

Commission File Number 001-31914

Notes

1	Net investment income

	For the six months ended 30 June
	2007	2006
	RMB million	RMB million
Debt securities	7,608	5,546
Term deposits and cash and cash equivalents	4,459	4,033
Equity securities	12,127	1,862
Policy loans	76	22
Securities purchased under agreements to resell	87	3

Subtotal	24,357	11,466

Securities sold under agreements to repurchase	(181)	(88)
Investment expenses	(105)	(37)

Total	24,071	11,341

2	Net realised gains on f inancial assets

	For the six months ended 30 June
	2007	2006
	RMB million	RMB million
Debt securities
Gross realised gains	324	2
Gross realised losses	(7)	(6)
Impairments	(2,248)	–—

Subtotal	(1,931)	(4)

Equity securities
Gross realised gains	4,358	501
Gross realised losses	(165)	–—

Subtotal	4,193	501

Total	2,262	497

Commission File Number 001-31914

3	Net fair value gains on assets at fair value through income (held-for-trading)

	For the six months ended 30 June
	2007	2006
	RMB million	RMB million
Debt securities	300	154
Equity securities	10,542	5,604

Total	10,842	5,758

4	Net profit before income tax expenses

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2007	2006
	RMB million	RMB million
Salary and welfare	1,896	1,703
Housing benefits	126	140
Contribution to the defined contribution pension plan	217	203
Depreciation	495	415
Loss on disposal of property, plant and equipment	—	1
Exchange loss	390	208

5	Taxation

(a)	The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30 June
	2007	2006
	RMB million	RMB million
Current taxation – enterprises income tax	4,435	965
Deferred taxation	(3,015)	1,334

Taxation charges	1,420	2,299

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

			For the six months ended 30 June
			2007	2006
			RMB million	RMB million
Net profit before income tax expenses			24,832	11,310

Tax computed at the statutory tax rate of 33%			8,195	3,732
Non-taxable income	(i	)	(3,719)	(1,449)
Additional tax liability from expenses not deductible for tax purposes	(i	)	72	16

Effect on change in statutory tax rate	(ii	)	(3,128)	—

Income taxes at effective tax rate			1,420	2,299

(i)	Non-taxable income includes mainly interest income from government bonds and fund distribution. Expenses not deductible for tax purposes include mainly salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(ii)	On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

(c)	As at 30 June 2007, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25% except for those which are estimated to be settled by 31 December 2007 using a tax rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	2007	2006
	RMB million	RMB million
As at 1 January	19,022	7,982
Deferred taxation charged to income statement	(3,015)	1,334
Deferred taxation charged to equity	2,332	1,759

As at 30 June	18,339	11,075

6	Earnings per share

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2007 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2006: 26,764,705,000).

7	Dividends

A dividend in respect of 2006 of RMB0.14 per ordinary share, amounting to a total dividend of RMB3,957 million, was approved and declared at the Annual General Meeting in June 2007.

Commission File Number 001-31914

CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at 30 June 2007	Audited As at 31 December 2006
	RMB million	RMB million
ASSETS
Property, plant and equipment	15,263	14,565
Deferred policy acquisition costs	39,593	39,230
Investments in associates	6,391	6,071
Financial assets
Debt securities	397,218	357,898
– held-to-maturity securities	186,486	176,559
– available-for-sale securities	196,238	176,868
– at fair value through income (held-for-trading)	14,494	4,471
Equity securities	128,049	95,493
– available-for-sale securities	105,222	62,595
– at fair value through income (held-for-trading)	22,827	32,898
Term deposits	172,126	175,476
Statutory deposits-restricted	5,473	5,353
Policy loans	3,678	2,371
Securities purchased under agreements to resell	2,047	—
Accrued investment income	9,784	8,461

Premiums receivables	8,949	6,066
Reinsurance assets	1,023	986
Other assets	2,476	2,212
Cash and cash equivalents	57,734	50,213

Total assets	849,804	764,395

Commission File Number 001-31914

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

	Unaudited As at 30 June 2007	Audited As at 31 December 2006

	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	2,311	2,498
– unearned premium reserves	5,636	5,346
Long-term traditional insurance contracts	200,031	172,875
Long-term investment type insurance contracts	282,261	282,672
Deferred income	46,331	41,371
Financial liabilities
Investment contracts
– with discretionary participation feature (“DPF”)	49,727	45,998
– without DPF	2,555	2,614
Securities sold under agreements to repurchase	11,069	8,227
Annuity and other insurance balances payable	12,559	8,891
Premiums received in advance	1,187	2,329
Policyholder dividends payable	35,450	26,057
Other liabilities	9,558	5,333
Current income tax liabilities	4,326	843
Deferred tax liabilities	18,339	19,022
Statutory insurance fund	139	114

Total liabilities	681,479	624,190

Contingencies and commitments	—	––
Shareholders’ equity
Share capital	28,265	28,265
Reserves	86,824	77,368
Retained earnings	52,404	34,032

Total shareholders’ equity	167,493	139,665

Minority interest	832	540

Total equity	168,325	140,205

Total liabilities and equity	849,804	764,395

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unauditedy
	Attributable to shareholders of the Company			Minority interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2007	28,265	77,368	34,032	540	140,205

Net profit	—	—	23,289	123	23,412
Dividends approved and declared	—	—	(3,957)	—	(3,957)

Appropriation to reserve fund	—	960	(960)	—	—
Unrealised gains/(losses), net of tax	—	8,496	—	(7)	8,489
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at 30 June 2007	28,265	86,824	52,404	832	168,325

As at 1 January 2006	26,765	37,225	16,388	431	80,809

Net profit	—	—	8,966	45	9,011
Dividends approved and declared	—	—	(1,338)	—	(1,338)

Dividends to minority interests	—	—	—	(8)	(8)
Unrealised gains, net of tax	—	3,560	—	10	3,570

As at 30 June 2006	26,765	40,785	24,016	478	92,044

Commission File Number 001-31914

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited For the six months ended 30 June
	2007	2006
	RMB million	RMB million
Net cash inflow from operating activities	59,508	36,193
Net cash outflow from investing activities	(57,857)	(74,471)
Net cash inflow from financing activities	6,070	53,336

Net increase in cash and cash equivalents	7,721	15,058

Cash and cash equivalents
Beginning of period at 1 January	50,213	28,051
Foreign currency losses on cash and cash equivalents	(200)	(135)

End of period at 30 June	57,734	42,974

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	49,607	26,795
Short-term bank deposits	8,127	16,179
Cash and cash equivalents	57,734	42,974

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SHARES

For the six months ended 30 June 2007, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s shares.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) as set out in Appendix 10 of the Listing Rules between the period of 1 January 2007 and 30 June 2007. The Board has established guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company.

Commission File Number 001-31914

REVIEW BY AUDIT COMMITTEE

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2007.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

The Company has implemented a full set of corporate governance practices, and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company to achieve its goals and enable the Company to operate in a more regulated manner and boost the confidence of investors.

For the six months ended 30 June 2007, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) in due course.

This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

The Directors of China Life Insurance Company Limited:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Beijing, China, 27 August 2007